UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                  June 19, 2018



  Via Email

  Myron Lewis
  Director
  DS Healthcare Group, Inc.
  5579 Lyons Road
  Coconut Creek, FL 33073

          Re:     DS Healthcare Group, Inc.
                  Schedule 14D-9/A filed June 19, 2018
                  SEC File No. 5-86927

  Dear Mr. Lewis:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a review of the above filing. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

         Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  Schedule 14D-9/A filed June 19, 2018   Item 4. The Solicitation or
Recommendation

      1. While you state that the Company is now recommending that shareholders tender into the Offer, you have not explained why you are now recommending an Offer you previously rejected. See Item 1012(b) of Regulation M-A. Please revise to explain the reasons for your changed position with respect to the Offer.

      2. Please revise to provide the disclosure required by Item 1012(c) about whether any executive officer, director or affiliate of the issuer intends to tender into the
         Offer.
 Myron Lewis
Chairman of Board
DS Healthcare Group
June 13, 2018
Page 2


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
                                                          Acquisitions